SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28717; File No. 812-13618]

Citibank, N.A.; Notice of Application

April 29, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of
1940 ("Act") for an exemption from certain requirements of rule 3a-7(a)(4)(i) under the
Act.

Summary of Application: Applicant requests an order that would permit an issuer of
asset-backed securities that is not registered as an investment company under the Act in
reliance on rule 3a-7 under the Act (an "Issuer") to appoint the applicant as a trustee to
the Issuer when the applicant is affiliated with an underwriter for the Issuer's securities.

Applicant: Citibank, N.A.

Filing Dates: The application was filed on December 30, 2008 and amended on April 23,
2009.

Hearing or Notification of Hearing: An order granting the application will be issued
unless the Commission orders a hearing. Interested persons may request a hearing by
writing to the Commission's Secretary and serving applicant with a copy of the request,
personally or by mail. Hearing requests should be received by the Commission by
5:30 p.m. on May 22, 2009, and should be accompanied by proof of service on the
applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing
requests should state the nature of the writer's interest, the reason for the request, and the

issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, 388 Greenwich Street, 14th Floor, New York, NY 10013.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   The applicant is a subsidiary of Citigroup, Inc.[1] Citigroup Inc. is a global financial services organization whose lines of business include global cards, consumer banking, an institutional clients group (including transaction services such as agency/trust), global wealth management and corporate services. The applicant is frequently selected to act as trustee in connection with asset-backed securities issued by Issuers.

---

[1]   The applicant also requests that the order apply to an Issuer's appointment, now or in the future, of any other entity controlling, controlled by, or under common control (as defined in section 2(a)(9) of the Act) with the applicant as a trustee for an Issuer. The applicant represents that any other entity relying on this relief now or in the future will comply with the terms and conditions of the application. Any existing entity currently intending to rely on the requested order has been named as an applicant.

2.   An asset-backed securities transaction typically involves the transfer of assets by a seller, usually by a "sponsor," to a special purpose corporate or trust entity that is established for the sole purpose of acting as the Issuer and is structured to be bankruptcy remote and the subsequent issuance of asset-backed securities ("ABS") to investors by the Issuer (an "ABS Transaction"). The parties to an ABS Transaction enter into several transaction agreements that provide for the holding of the assets by the Issuer and define the rights and responsibilities of the parties to the transaction ("Transaction Documents"). The operative Transaction Document governing the trustee is referred to herein as the "Agreement."

3.   The sponsor of an ABS Transaction assembles the pool of assets by purchasing or funding them, describes them in the offering materials, and retains the underwriter to sell interests in the assets to investors. The sponsor determines the structure, drafts the documents, and prices the ABS Transactions. The sponsor selects the other parties to the ABS Transaction, including the underwriter, the servicer, and the trustee.

4.   The servicer, either directly or through subservicers, manages the assets held by the Issuer. The servicer pays the income from the assets held by the Issuer over to the trustee, and the trustee uses the income, as instructed by the servicer and provided by the Agreement, to pay interest and principal on the ABS, to fund reserve accounts and purchases of additional assets, and to make other payments including fees owed to the trustee and other parties to the ABS Transaction.

5.   The sponsor of an ABS Transaction selects the trustee. In selecting a trustee, the sponsor generally seeks to obtain customary trust administrative and related

services for the Issuer at minimal cost. In some instances, other parties to an ABS

Transaction may provide recommendations to a sponsor about potential trustees.   An

underwriter for an ABS Transaction also may provide advice to the sponsor about trustee

selection based on the underwriter's knowledge of the pricing and expertise offered by a

particular trustee in light of the contemplated transaction.

      6.   If an underwriter affiliated with the applicant recommends a trustee to a

sponsor, both the underwriter's recommendation and any selection of the applicant by the

sponsor will be based upon customary market considerations of pricing and expertise,

among other things, and the selection will result from an arms-length negotiation

between the sponsor and the applicant. Applicant will not price its services as trustee in a

manner designed to facilitate its affiliate being named underwriter.

      7.   The trustee's role in an ABS Transaction is specifically defined by the

Agreement, and under the Agreement the trustee is not expected or required to perform

discretionary functions. The responsibilities of the trustee as set forth in the Agreement

are narrowly circumscribed and limited to those expressly accepted by the trustee. The

trustee negotiates the provisions applicable to it directly with the sponsor and is then

appointed by and enters into the Agreement with the Issuer.

      8.   The trustee usually becomes involved in an ABS Transaction after the

substantive economic terms have been negotiated between the sponsor and the

underwriters. The trustee does not monitor any service performed by, or obligation of, an

underwriter, whether or not the underwriter is affiliated with the trustee. In the unlikely

event that the applicant, in acting as trustee to an Issuer for which an affiliate acts as

underwriter, becomes obligated to enforce any of the affiliated underwriter's obligations to the Issuer, the applicant will resign as trustee for the Issuer consistent with the requirements of rule 3a-7(a)(4)(i). In such an event, the applicant will incur the costs associated with the Issuer's procurement of a successor trustee.

9. The sponsor selects one or more underwriters to purchase the Issuer's securities and resell them or to privately place them with buyers obtained by the underwriter. The sponsor enters into an underwriting agreement with the underwriter that sets forth the responsibilities of the underwriter with respect to the distribution of the ABS and includes representations and warranties regarding, among other things, the underwriter and the quality of the Issuer's assets. The obligations of the underwriter under the underwriting agreement are enforceable against the underwriter only by the sponsor.

10. The underwriter may assist the sponsor in the organization of an Issuer by providing advice, based on its expertise in ABS Transactions, on the structuring and marketing of the ABS. This advice may relate to the risk tolerance of investors, the type of collateral, the predictability of the payment stream, the process by which payments are allocated and down-streamed to investors, the way that credit losses may affect the trust and the return to investors, whether the collateral represents a fixed set of specific assets or accounts, and the use of forms of credit enhancements to transform risk-return profile of the underlying collateral. Any involvement of an underwriter in the organization of an Issuer that occurs is limited to helping determine the assets to be pooled, helping establish the terms of the ABS to be underwritten, and providing the sponsor with a warehouse line of credit with which to purchase the pool assets.

11.   An underwriter may provide advice to a sponsor regarding the sponsor's selection of a trustee for the Issuer; however, an underwriter's role in structuring a transaction would not extend to determining the obligations of a trustee, and the underwriter is not a party to the Agreement. The underwriter is not a party to any of the Transaction Documents and, except for arrangements involving credit or credit enhancement for an Issuer or remarketing agent activities, typically has no role in the operation of the Issuer after its issuance of securities. The applicant represents that although an underwriter typically may provide credit or credit enhancement for an Issuer or engage in remarketing agent activities, an underwriter affiliated with the applicant will not so provide or so engage.

Applicant's Legal Analysis:

1.   Rule 3a-7 provides Issuers that would otherwise fall within the definition of investment company under section 3(a) of the Act with an exclusion from the definition of investment company. Under rule 3a-7, an Issuer that meets certain conditions is deemed not to be an investment company under section 3(a) of the Act. One of rule 3a-7's conditions, set forth in paragraph (a)(4)(i), requires, among other things, that the Issuer appoint a trustee that is not affiliated with the Issuer or with any person involved in the organization or operation of the Issuer (the "Independent Trustee Requirement"). Applicant states that the phrase "person involved in the organization and operation of the Issuer" includes an underwriter, and rule 3a-7(a)(4)(i) therefore prohibits an Issuer from appointing a trustee that is affiliated with an underwriter.

2.   Section 6(c) of the Act gives the Commission the authority to exempt any person or transaction or any class of persons or transactions from any provision of the

Act, or from any rule thereunder, if and to the extent such exemption is necessary or appropriate in the public interest; is consistent with the protection of investors; and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicant requests exemptive relief under section 6(c) of the Act from rule 3a-7(a)(4)(i) under the Act to the extent necessary to permit an Issuer to appoint the applicant as a trustee to the Issuer when the applicant is affiliated with an underwriter involved in the organization of the Issuer. Applicant submits that the requested exemptive relief from the Independent Trustee Requirement is necessary and appropriate in the public interest, is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act due to changes in the banking industry, due to the timing and nature of the roles of the trustee and the underwriter and because the requested relief is consistent with the policies and purposes underlying the Independent Trustee Requirement and rule 3a-7.

4.   Applicant states that when rule 3a-7 was proposed in 1992, virtually all trustees were unaffiliated with the other parties involved in an ABS Transaction. Applicant states that consolidation within the financial industry, as well as economic and other business factors resulted in a significant decrease in the number of bank trustees providing services to Issuers. Applicant also states that bank consolidation has been accompanied by the expansion of banks into investment banking and that banks and bank affiliates are now significant participants in securities underwriting, particularly for ABS Transactions. Applicant further states that due to these banking industry changes, most trustees that provide services to Issuers, including the applicant, have affiliations with underwriters to Issuers. Applicant states that, as a result, when an affiliate of applicant is

selected to underwrite ABS in an ABS Transaction, rule 3a-7(a)(4)(i)'s Independent

Trustee Requirement generally prevents applicant from serving as trustee for the Issuer.

Applicant states that the Independent Trustee Requirement imposes an unnecessary

regulatory limitation on trustee selection and causes market distortions by leading to the

selection of trustees for reasons other than customary market considerations of pricing

and expertise. This result is disadvantageous to the ABS market and to ABS investors.

5.   Applicant submits that due to the nature and timing of the roles of the

trustee and the underwriter, applicant's affiliation with an underwriter would not result in

a conflict of interest or possibility of overreaching that could harm investors. Applicant

states that the trustee's role begins with the Issuer's issuance of its securities, and the

trustee performs its role over the life of the Issuer. Applicant states that, in contrast, the

underwriter is chosen early in the ABS Transaction process, may help to structure the

ABS Transaction, distributes the Issuer's securities to investors, and generally has no

further role subsequent to the distribution of the Issuer's securities. Applicant further

states that an ABS trustee does not monitor the distribution of securities or any other

activity performed by underwriters and there is no opportunity for a trustee and an

affiliated underwriter to act in concert to benefit themselves at the expense of holders of

the ABS either prior to or after the closing of the ABS Transaction.

6.   Applicant states that the trustee is neither expected nor required to

exercise discretion or judgment. Applicant further states that the trustee's role is limited

to administrative functions pursuant to the applicable Agreement. Applicant states that

the trustee of the Issuer has virtually no discretion to pursue anyone in any regard other

than preserving and realizing on the assets. Applicant states that trustees are not required to pursue securities law or fraud claims on behalf of debt holders and may often be foreclosed from such enforcement because debt holders may have different and conflicting rights.

7.   Applicant submits that the concerns underlying the Independent Trustee Requirement are not implicated if the trustee for an Issuer is independent of the sponsor, servicer, and credit enhancer for the Issuer, but is affiliated with an underwriter for the Issuer, because, in that situation no single entity would act in all capacities in the issuance of the ABS and the operation of an Issuer. Applicant states that applicant would continue to act as an independent party safeguarding the assets of any Issuer regardless of an affiliation with an underwriter of the ABS. Applicant submits that the concern that affiliation could lead to a trustee monitoring the activities of an affiliate also is not implicated by a trustee's affiliation with an underwriter, because, in practice, a trustee for an Issuer does not monitor the distribution of securities or any other activity performed by underwriters. Applicant further states that the requested relief would be consistent with the broader purpose of rule 3a-7 of not hampering the growth and development of the structured finance market, to the extent consistent with investor protection.

Applicant's Conditions:

The applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.   The applicant will not be affiliated with any person involved in the organization or operation of the Issuer in an ABS Transaction other than the underwriter.

2.   The applicant's relationship to an affiliated underwriter will be disclosed in writing to all parties involved in an ABS Transaction, including the rating agencies and the ABS holders.

3.   An underwriter affiliated with the applicant will not be involved in the operation of an Issuer, and its involvement in the organization of an Issuer will extend only to determining the assets to be pooled, assisting in establishing the terms of the ABS to be underwritten, and providing the sponsor with a warehouse line of credit with which to purchase the pool assets.

4.   An affiliated person of the applicant, including an affiliated underwriter, will not provide credit or credit enhancement to an Issuer if the applicant serves as trustee to the Issuer.

5.   An underwriter affiliated with the applicant will not engage in any remarketing agent activities, including involvement in any auction process in which ABS interest rates, yields, or dividends are reset at designated intervals in any ABS Transaction

6.   All of an affiliated underwriter's contractual obligations pursuant to the underwriting agreement will be enforceable by the sponsor.

7.   Consistent with the requirements of rule 3a-7(a)(4)(i), the applicant will resign as trustee for the Issuer if applicant becomes obligated to enforce any of an affiliated underwriter's obligations to the Issuer.

8. The applicant will not price its services as trustee in a manner designed to facilitate its affiliate being named underwriter.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary